

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

July 24, 2018

Via E-Mail
George J. Carter
Chairman and Chief Executive Officer
FSP 303 East Wacker Drive Corp.
401 Edgewater Place, Suite 200
Wakefield, MA 01880

   Re: FSP 303 East Wacker Drive Corp.
     Form PREM 14A
     Filed July 6, 2018
     File No. 000-53165

Dear Mr. Carter:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         Sincerely,

         /s/ Sonia Gupta Barros

         Sonia Gupta Barros
         Assistant Director
         Office of Real Estate and
         Commodities